Exhibit 99.1

Atlas Corp. 23 Berkeley Square Mayfair, London, W1J 6HE United Kingdom www.atlascorporation.com

ATLAS ANNOUNCES APPOINTMENT OF

NEW CHIEF FINANCIAL OFFICER

Graham Talbot Possess 25+ Years of Financial Expertise including Global CFO Roles

LONDON, January 11, 2021 – Atlas Corp. (“Atlas”) (NYSE:ATCO), is pleased to announce the appointment of Mr. Graham Talbot to its executive leadership team and the role of Atlas’ Chief Financial Officer (CFO), beginning today. Atlas conducted an extensive worldwide search for its new CFO, seeking a candidate with significant global enterprise experience including proven leadership, accounting, finance, operational scalability, systems, and executional expertise cultivated within large global multi-national businesses.

Bing Chen, President and CEO of Atlas, commented, “Graham is a seasoned professional with an accomplished and distinguished finance career and demonstrated successes in key financial and operational disciplines required of a world-class CFO. His profound experiences at the global CFO level will be integral and will support many of the initiatives, challenges, and the anticipated growth that we expect to deliver upon here at Atlas. I am excited to welcome Graham, and on behalf of the Atlas, Seaspan and APR Energy teams, look forward to his many contributions as we scale and grow our businesses to new levels.”

Mr. Talbot has more than 25 years of experience in finance, operations, systems, and accounting primarily within the energy sectors, during which he has held senior leadership roles across Europe, Australia, and the Middle East. Most recently, Graham has served as CFO for the Abu Dhabi Power Corporation, Executive Vice-President, and CFO for Maersk Energy and CFO for Maersk Oil, both located in Denmark, and with BG Group in Australia. Prior to this he spent 23 years with Shell in senior international finance roles based in Guam, United Kingdom, Netherlands, Kazakhstan, U.A.E. and Australia. In addition, he has held numerous Board positions in various jurisdictions.

Graham holds a Master of Business Administration from Melbourne Business School, is a Fellow of CPA Australia, a Fellow of the Governance Institute of Australia, a Fellow of the Energy Institute, and a Graduate member of the Institute of Company Directors.

About Atlas

Atlas is a leading global asset management company, differentiated by its position as a best-in-class owner and operator with a focus on deploying capital to create sustainable shareholder value. Atlas brings together an experienced asset management team with deep operational and capital allocation experience. We target long-term, risk adjusted returns across high-quality infrastructure assets in the maritime sector, energy sector and other infrastructure verticals. Our two portfolio companies, Seaspan Corporation and APR Energy are unique, industry-leading operating platforms in the global maritime and energy spaces, respectively.

For more information visit atlascorporation.com

Cautionary Note Regarding Forward-Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including forward-looking statements regarding our future growth prospects. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current expectations only as of the date of this release. As a result, you are cautioned not to rely on any forward-looking statements. Although these statements are based upon assumptions, we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: the possibility that we will not be able to execute on our growth strategy; and other factors detailed from time to time in our periodic reports and filings with the Securities and Exchange Commission, including Atlas’ Annual Report on Form 20-F for the year ended December 31, 2019. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.

Investor Inquiries:

Robert Weiner

Investor Relations

Atlas Corp.

Tel. +1-904-345-4939

Email: IR@atlascorporation.com

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